UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Preliminary Operating Results for the First Quarter of 2024

On April 25, 2024, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2024. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2024	4Q 2023	% Change Increase (Q to Q)	1Q 2023	% Change Increase (Decrease) (Y to Y)

Operating revenue	Specified Quarter	23,352,449	18,315,635	27.50	24,832,735	(5.96)
	Cumulative	23,352,449	77,640,222	—	24,832,735	(5.96)

Net operating profit	Specified Quarter	2,355,448	295,972	695.83	2,140,027	10.07
	Cumulative	2,355,448	6,435,319	—	2,140,027	10.07

Profit before income tax	Specified Quarter	1,407,484	263,036	435.09	2,043,866	(31.14)
	Cumulative	1,407,484	6,170,449	—	2,043,866	(31.14)

Profit for the period	Specified Quarter	1,063,214	211,404	402.93	1,510,291	(29.60)
	Cumulative	1,063,214	4,563,431	—	1,510,291	(29.60)

Profit attributable to shareholders of the parent company	Specified Quarter	1,049,133	255,418	310.75	1,508,708	(30.46)
	Cumulative	1,049,133	4,631,932	—	1,508,708	(30.46)

Notes:	1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
	2)	KB Financial Group’s preliminary operating results for the first quarter of 2024 and the operating results for the fourth quarter of 2023 reflect the application of the variable fee approach for measuring insurance liabilities, which was adopted in the fourth quarter of 2023 in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions. For comparison purposes, the figures for the first quarter of 2023 above have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2024	4Q 2023	% Change Increase (Decrease) (Q to Q)	1Q 2023	% Change Increase (Decrease) (Y to Y)

Operating revenue	Specified Quarter	14,403,010	10,411,048	38.34	14,919,122	(3.46)
	Cumulative	14,403,010	45,032,120	—	14,919,122	(3.46)

Net operating profit	Specified Quarter	1,440,393	474,594	203.50	1,268,140	13.58
	Cumulative	1,440,393	4,327,990	—	1,268,140	13.58

Profit before income tax	Specified Quarter	496,625	447,856	10.89	1,235,164	(59.79)
	Cumulative	496,625	4,229,777	—	1,235,164	(59.79)

Profit for the period	Specified Quarter	377,253	344,200	9.60	921,924	(59.08)
	Cumulative	377,253	3,149,952	—	921,924	(59.08)

Profit attributable to shareholders of the parent company	Specified Quarter	389,535	406,127	(4.09)	931,516	(58.18)
	Cumulative	389,535	3,261,499	—	931,516	(58.18)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2024	4Q 2023	% Change Increase (Q to Q)	1Q 2023	% Change Increase (Decrease) (Y to Y)

Operating revenue	Specified Quarter	3,460,114	2,875,997	20.31	4,324,249	(19.98)
	Cumulative	3,460,114	11,585,140	—	4,324,249	(19.98)

Net operating profit	Specified Quarter	253,337	68,839	268.01	264,199	(4.11)
	Cumulative	253,337	680,154	—	264,199	(4.11)

Profit before income tax	Specified Quarter	243,044	10,585	2,196.12	188,813	28.72
	Cumulative	243,044	492,761	—	188,813	28.72

Profit for the period	Specified Quarter	198,853	22,483	784.46	141,950	40.09
	Cumulative	198,853	388,028	—	141,950	40.09

Profit attributable to shareholders of the parent company	Specified Quarter	199,335	29,840	568.01	141,894	40.48
	Cumulative	199,335	395,015	—	141,894	40.48

Notes:	1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the first quarter of 2024, which are based on KB Financial Group’s consolidated financial statements.
	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 25, 2024	By: /s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer